May 15, 2015

Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Katherine Hsu, Esq.

Kayla Florio, Esq.

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-4 (“SEMT 2012-4”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-179292-03

Dear Ms. Hsu and Ms. Florio:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the April 22, 2015 comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K. For your convenience, each response is preceded by a boldface recitation of the Comment Letter’s numbered paragraph.

Form 10-K of Sequoia Mortgage Trust 2012-4

Item 15 Exhibits

1. Please confirm that in future filings you will revise your incorporation by reference of the Pooling and Servicing Agreement dated of as January 1, 2014 listed as exhibit 4 to include the SEC file number reference. See Securities Act Rule 411 and Item 10(d) of Regulation S-K. If you determine that you must revise the Form 10-K to address comments issued below, please revise the amended 10-K to include the SEC file number reference.

Response: The SEC file number for the Pooling and Servicing Agreement, dated of as January 1, 2014 and listed as exhibit 4 to the Form 10-K filing, is 333-179292-03. Registrant confirms that in future filings it will include the SEC file number reference for any document incorporated by reference.

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

May 15, 2015

Reports on Assessment of Compliance with the Servicing Criteria

Exhibit 33.2

2. We note here and in the associated Report of Independent Registered Public Accounting Firm filed as Exhibit 34.2 the reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. We also note that the same incorrect reference was made in the Report of Independent Registered Public Accounting Firm filed as Exhibit 34.3. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance revised its publicly available interpretations as Compliance and Disclosure Interpretations (“C&DIs”) and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

Response: Exhibits 33.2 and 34.2 are, respectively, the management assessment and the report by independent accountant provided to Registrant by First Republic Bank (FRB). Exhibit 34.3 is the report by independent accountant provided to Registrant by PHH Mortgage Corporation. Registrant has been advised by both FRB and PHH Mortgage Corporation that all future reports they respectively provide to Registrant will accurately reflect the references to the appropriate SEC interpretations. Registrant confirms that in future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

Exhibit 33.5

3. The report provided by Wells Fargo Bank, National Association as custodian states that Item 1122(d)(1)(iv) and Item 1122(d)(4)(iii) are applicable to the activities performed by it. The chart included in the body of the Form 10-K (which appears to be consistent with the Amended and Restated Pooling and Servicing Agreement dated as of January 1, 2014 filed as Exhibit 20.2 to the issuing entity’s Form 8-K filed January 6, 2014 (“Revised PSA”)), however, does not list Item 1122(d)(1)(iv) or Item 1122(d)(4)(iii) as applicable servicing criteria performed by Wells Fargo as custodian. Please advise.

Response: As Registrant states in the last sentence of the third paragraph under Item 1122 in the body of the Form 10-K, any discrepancy between, on the one hand, the management assessment by Wells Fargo Bank, N.A. (“Wells Fargo”) which appears as Exhibit 33.5, supported by the report of its independent accountants in Exhibit 34.5, and, on the other hand, the chart in the body of the Form 10-K, supported by the Revised PSA, is explained by the fact that the chart and the Revised PSA are specific to the SEMT 2012-4 transaction that is the subject of this 10-K filing, while Wells Fargo’s management assessment as custodian is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing. Reg AB Item 1122(d)(1)(iv) and Item 1122(d)(4)(iii) are performed by Wells Fargo, as custodian, on its platform taken as a whole, but such Reg AB items are not performed by Wells Fargo for the SEMT 2012-4 transaction that is the subject of this 10-K filing.

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

May 15, 2015

Exhibit 33.7

4. The report provided by Citibank, N.A. as securities administrator states that Item 1122(d)(4)(xiv) is not applicable to the activities performed by it with respect to the Platform. The chart included in the body of the Form 10-K and the Revised PSA, however, both indicate that Item 1122(d)(4)(xiv) is an applicable servicing criterion performed by Citibank as securities administrator. Additionally, the chart in the body of the Form 10-K indicates that Item 1122(d)(4)(iii) is not applicable to activities performed by Citibank, however, the report provided by Citibank indicates that it is applicable as it relates to the Company’s obligation to report additions, removals, or substitutions in accordance with transaction agreements. Please advise and tell us whether there is an error in the Citibank report and whether you will therefore revise the Citibank report. If you revise the Item 1122 report, please also revise the associated report of the independent registered public accounting firm, which is filed here as Exhibit 34.7, accordingly.

Response: As to Reg AB Item 1122(d)(4)(iii), any discrepancy between, on the one hand, the management assessment by Citibank, N.A. (“Citibank”) which appears as Exhibit 33.7, supported by the report of its independent accountants in Exhibit 34.7, and, on the other hand, the chart in the body of the Form 10-K, supported by the Revised PSA, is explained by the fact that the chart and the Revised PSA are specific to the SEMT 2012-4 transaction that is the subject of this 10-K filing, while Citibank’s management assessment is issued on a platform basis and includes coverage of other additional transactions that are not the subject of this 10-K filing.

As to Reg AB Item 1122(d)(4)(xiv), the management assessment report and report of the independent accountants are accurate in that Reg AB Item 1122(d)(4)(xiv) is not performed by Citibank. The Revised PSA and the chart in the body of the Form 10-K inadvertently and mistakenly indicate by “X” that Citibank as securities administrator performs such Reg AB item when, in fact, they do not. It was never intended that Citibank perform such Reg AB Item 1122(d)(4)(xiv). Prior to the Revised PSA and transfer of securities administrator functions from Wells Fargo to Citibank, Wells Fargo did not perform Reg AB Item1122(d)(4)(xiv). Further, customarily in securitizations of the type that is the subject of this 10-K filing, securities administrators do not perform Reg AB Item 1122(d)(4)(xiv). This Reg AB Item 1122(d)(4)(xiv) servicing criteria function is being performed by other parties. In this SEMT 2012-4 transaction, the Reg AB Item 1122(d)(4)(xiv) servicing criteria function is performed by Wells Fargo, as master servicer, and by underlying servicers PHH Mortgage Corporation, FRB and Cenlar FSB. While Registrant regrets the mistaken reference in the Revised PSA and the Form 10-K chart, in light of the foregoing factors, Registrant does not regard the reference as a material misstatement requiring the filing of an amended Form 10-K.

Katherine Hsu, Esq.

Kayla Florio, Esq.

Securities and Exchange Commission

May 15, 2015

Reports of Independent Registered Public Accounting Firm

Exhibit 34.1

5. We note that in the report provided by Cenlar FSB as Exhibit 33.1, Cenlar states that it engaged various vendors to perform the activities required by Item 1122(d)(2)(vi) and Item 1122(d)(4)(xi). The report provided by Ernst & Young LLP as Exhibit 34.1, however, does not appear to contemplate the performance of the vendors engaged as there is no reference to the performance of these servicing criteria by a vendor. Please confirm that the examination performed by Ernst & Young included testing for compliance with respect to the servicing criteria for which Cenlar engaged vendors. Please also confirm that in future filings, all reports of independent registered public accounting firms will state this fact.

Response: Registrant has been advised by Cenlar FSB and can confirm that their accounting firm Ernst & Young did include testing for compliance with respect to the servicing criteria for which Cenlar FSB engaged vendors. Registrant has also been advised and can confirm that Ernst & Young will modify their reports prospectively to be explicit about the performance of servicing criteria by any engaged vendor. Finally, Registrant confirms that in future filings, all reports of independent registered public accounting firms will be explicit about the performance of servicing criteria by any vendor engaged by a servicer.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc:	Mr. Andrew Stone, Sequoia Residential Funding, Inc.